Filed by Live Oak Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp.

Commission File No.: 001-39280

Danimer Scientific AmeriTrade Discussion with CEO Stephen Croskrey

Tuesday, October 6, 2020, 2:00 PM Eastern

PARTICIPANTS Nicole Petallides - TD AmeriTrade Network Stephen Croskrey - Danimer Scientific CEO

Nicole Petallides

Congratulations to you and the team on the plans to go public here.

So, it's my understanding that Danimer, a next generation bioplastics company, is going to become a public company with the merger agreement with Live Oak. And the ticker is LOAK, L-O-A-K. Tell me more about what's leading up to this merger. I'm not really sure what the timeline is, either.

Stephen Croskrey

Okay. Thanks, Nicole. Really, in the way of background to help answer that question, what we produce is the holy grail of plastic. This product is renewable and marine degradable. And we are the only company in the world producing it at commercial scale and building capacity.

In our capacity plan, we were retrofitting a used fermentation facility in Kentucky and bringing it online in two phases. Phase one we finished up in March. So, as you can imagine, kind of the worst month in human history to launch a new technology. Phase two was supposed to follow closely behind that, but because of the shutdown and COVID, it's disrupted our plan, so we started looking around for alternate sources of financing.

We have huge customer demand, and we have customers signing take or pay off-take agreements to support phase two of our build out. And so, we have customers waiting for the product, but we were struggling because of the COVID shutdown to find a good financing solution when we met the folks from Live Oak.

This is a terrific solution for us because, one, it's quick. We expect to be public in Q4 or Q1 at the latest. And secondly, it gives us all the capital that we need to execute our kind of base case business plan over the next five years.

Nicole Petallides

All right. So, this is exciting stuff, saving the planet as you go and, when you talk about biodegradable plastics, marine friendly. And the timing, Q4 or the first quarter, would this be at the NASDAQ or the NYSE, or that's not determined yet?

Stephen Croskrey

New York Stock Exchange, NYSE.

Nicole Petallides

At the New York Stock Exchange, okay. Congratulations to you, both great places. But I know it well, the NYSE.

That being said, tell me more about some of the partnerships. I understand you already have a couple of great partnerships such as Pepsi and Nestle. How important are these, and are there more down the pipeline?

Stephen Croskrey

These partnerships have been hugely important to our success this far in helping us kind of move at a faster pace. PepsiCo signed an agreement with us in 2016 to collaborate on developing home compostable snack food packaging, and that's going very well. And in December of 2018, we signed an agreement with Nestle to develop marine degradable water bottles, and that's going well as well. And we have a lot of other partners like that kind of waiting in the wings and coming online that we'll be hearing about in the future.

Danimer Scientific

Tuesday, October 6, 2020, 2:00 PM Eastern

Nicole Petallides

Yes, it sounds like food and beverage where there's a lot of trash, basically, is a great place for you to do business, because you can obviously reuse this.

Plastic pollution is obviously a huge issue. How important is it to start this, to get this moving forward, and in doing so, how will you make money?

Stephen Croskrey

So, first of all, I would go back to what you said about those kind of food packaging items being the important things for us to focus on. The single use plastics market is part of an 800 billion pound plastic market. About 500 billion pounds of that, we believe, can be replaced with biopolymers. And most of those are single use plastics like what you're showing the video of. These are things that get used once and then they become trash, and a lot of them are not finding their way even into landfills. And even in the landfill, they won't break down.

So, the way that PHA, this polymer that we're producing, polyhydroxyalkanoate, it's renewable and it's made by feeding vegetable oil to bacteria, who store this polymer, PHA, as energy reserve. I call it bug fat. The scientists don't like that, but I call it bug fat, because it works just like humans. If we eat more than we need, we get fat. So, we extract that energy reserve from inside of the microorganism, and that is the plastic resin.

That's the beauty of this. When you make a fork or a straw or whatever you want to make out of it, if it finds its way into the wrong place, bacteria will consume it. It's awesome.

Nicole Petallides

Yes. And then how do you make money in the end when you make these deals?

Stephen Croskrey

Well, we have a certain cost of goods and we have a price. We make gross margin just like anybody else. So, we see--.

Nicole Petallides

--All right. Well, this is exciting stuff.

Stephen Croskrey

Yes, there's a huge potential here because it's one of the largest markets in the world. And we've got a proprietary product.

Nicole Petallides

You said "We see." I interrupted you. What was your--you were about to say we see. You were about to give us a forecast.

Stephen Croskrey

No. No, we just see big things on the horizon, Nicole.

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Danimer Scientific

Tuesday, October 6, 2020, 2:00 PM Eastern

Important Information for Investors and Stockholders

In connection with the proposed transactions, Live Oak Acquisition Corp. (“Live Oak”) intends to file a registration statement on Form S-4, including a proxy statement, prospectus and information statment (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement to be distributed to holders of Live Oak’s common stock in connection with Live Oak’s solicitation of proxies for the vote by Live Oak’s stockholders with respect to the proposed transactions and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities of Live Oak to be issued in connection with the proposed transactions. After the Registration Statement has been filed and declared effective, Live Oak will mail a definitive proxy statement, prospectus and information statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement, prospectus and information statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Live Oak, Meredian Holdings Group, Inc. (the “Company”) and the proposed transactions. Investors and security holders may obtain free copies of the preliminary proxy statement, prospectus and information statement and definitive proxy statement, prospectus and information statement (when available) and other documents filed with the SEC by Live Oak through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Live Oak Acquisition Corp., 774A Walker Rd, Great Falls, VA 22066 or (901) 985-2865.

Participants in the Solicitation

Live Oak and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Danimer Scientific

Tuesday, October 6, 2020, 2:00 PM Eastern

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